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MAR 16 2018
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPIBD LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, 32nd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, CPA
(Name – *if individual, state last, first, middle name*)

3605 Sandy Plains Rd	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.D.

OATH OR AFFIRMATION

I, Allan Chapin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPIBD LLC, as of Dec 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ARTYOM SIVAKOV
Notary Public – State of New York
NO. 01SI6208922
Qualified in Kings County
My Commission Expires Aug 11, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CPIBD, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CPIBD, LLC (the Company) as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CPIBD, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Jerome Davies, CPA, P.C.

Marietta, Georgia
March 14, 2018

CPIBD, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	23,393
Due from Parent		29,971
Prepaid Expenses		1,179
TOTAL ASSETS	$	54,543

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses	$	9,800
TOTAL LIABILITIES		9,800
MEMBER'S EQUITY		
Member's Equity		44,743
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	54,543

See accompanying notes to financial statements.

CPIBD, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2017

REVENUES:		
Retainers	$	159,792
Reimbursed expenses		9,714
Total Revenue		169,506
EXPENSES:		
Profesional fees		29,000
Occupancy		5,924
Other General and Administrative		6,861
Compensation and Benefits		2,400
Technology and Communications Expense		2,400
TOTAL EXPENSES		46,585
Net Income		122,921

See accompanying notes to financial statements.

CPIBD, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

		Member's Equity
Balance at December 31, 2016	$	12,645
Contributions		26,429
Distributions		(117,252)
Net Income		122,921
Balance at December 31, 2017	$	44,743

See accompanying notes to financial statements

CPIBD, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 122,921
Adjustments to reconcile net income to cash provided by operating activities:	
Change in operating assets and liabilities	
Prepaid Expenses	3,353
Due from Parent	(29,266)
Accouts Payable and Accrued Expenses	(3,051)
Net Cash Provided by Operating Activities	93,957
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions	26,429
Distributions	(117,252)
Net Cash Used by Financing Activities	(90,823)
NET INCREASE IN CASH	3,134
CASH AT BEGINNING OF YEAR	20,259
CASH AT END OF YEAR	$ 23,393

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Non-cash financing:

Contributions - expenses paid by Parent $14,429

See accompanying notes to financial statements.

CPIBD, LLC
Notes to the Financial Statements
Year Ended December 31, 2017

1. Organization and Nature of Business

CPIBD, LLC (the "Company") is organized as a Delaware Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services and arranges private placement of securities for institutional clients. In 2013, the Company was approved to perform underwriting services. The Company is a wholly owned subsidiary of Compass Partners Advisors, LLP FKA Compass Advisers, LLP (the "Member" or "Parent"), the sole member of the Company.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) under the provisions of its subparagraph (k)(2)(i), in that the Company does not hold funds or securities for customers.

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and may establish an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are deemed delinquent when payments are not received in accordance with their respective contracted payment schedule. As of December 31, 2017, the Company did not have any accounts receivable.

Revenue Recognition
Private placement and retainer fees are recognized when earned in accordance with the terms of the agreement with the customer.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncement
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgement and make more estimates than under current guidance. The company is currently evaluating the impact that the new accounting guidance may have on its financial statements.

3. **Income Taxes**

The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes. Accordingly, profits and losses of the Company are passed through and reported on the sole owner's tax return. The Company's Sole Member is subject to the New York City Unincorporated Business Tax. For the year ended December 31, 2017, there was no local franchise taxes imposed. As a result, no provision for income taxes is reflected in these financial statements nor does the Company have uncertain tax position. There are no income tax related penalties or interest included in these financial statements.

4. **Net Capital Requirements**

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At December, 31 2017, the Company had net capital of $13,593 which was $8,593 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .721 to 1.

5. **Related Party Transactions**

The Company maintains an expense sharing agreement with its Parent whereby a portion of certain expenses such as, payroll, health insurance, rent and office expenses are allocated to the Company. These costs totaled $8,684 in 2017 and are included in the accompanying statement of operations. The Parent received advances totaling $72,000 during 2017 and repaid $34,050 to the Company during the year ended December 31, 2017. There is a balance due of $29,971 from the Parent as of December 31, 2017. Such monies due from Parent are non-interest bearing and due on demand.

6. **Credit Risk and Concentrations**

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures the Company's bank account balance up to $250,000. 100% of the Company's revenue for the year ended December 31, 2017 was earned from one customer.

7. **Subsequent Events**

The Company has evaluated subsequent events through the date its financial statements were issued and has determined that there are no events requiring recognition or disclosure in these financial statements.

8. **Contingencies**

The Company is subject to litigation in the normal course of business. The Company is not aware of any litigation in progress at December 31, 2017.

CPIBD, LLC
COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2017

SCHEDULE I

Net Capital:	
Member's Equity	$ 44,743
Deductions and/or Charges:	
Nonallowable assets:	
Prepaid Expenses and Due from Parent	(31,150)
Total Deductions and Charges:	(31,150)
Net Capital	$ 13,593

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Aggregate Indebtedness ("A.I."):	
Accounts Payable and accrued expenses	$ 9,800
Computation of Basic Net Capital Requirements:	
Minimum Net Capital Requirement (6 2/3% of A.I.)	$ 653
Minimum Net Capital Required of Broker Dealer	$ 5,000
Excess Net Capital	$ 8,593
Excess Net Capital at 1,000% (Net Capital less the Greater of 10% of A.I. or 120% of $5,000)	$ 7,593
Ratio of A.I. to Net Capital:	72.10%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between net capital as computed above and net capital as reported in the FOCUS Form X-17a-5 Part II, filed January 17, 2018

CPIBD, LLC

December 31, 2017

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CPIBD, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) CPIBD, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jerome Davies, CPA, P.C.

Marietta, Georgia
March 14, 2018

CPIBD, LLC
EXEMPTION REPORT
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2017

CPIBD,LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15C3-3 (k)(2)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

CPIBD, LLC

I, Allan M. Chapin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title:CEO

Date: 2/28/18